SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Willbros Group, Inc.
(Name of Issuer)

Common Stock, $0.05 par value
(Title of Class of Securities)

969203108
(CUSIP Number)

January 3, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969203108	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TTR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 452,779
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 452,779
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.93%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 969203108	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,357,292
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,357,292
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,292
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.80%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 969203108	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Tontine Overseas Associates, L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 792,544
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 792,544
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,544
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.63%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 969203108	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,602,615
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,602,615
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,602,615
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 969203108	13G/A	Page 6 of 10 Pages

This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G/A filed on December 31, 2010 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.05 per share (the "Shares") of Willbros Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a) and 4 in their entirety as set forth below.

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Willbros Group Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 4400 Post Oak Parkway, Suite 1000, Houston, TX 77027.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
TTR Management, LLC, a Delaware limited liability company organized under the laws of the State of Delaware ("TTRM"), which serves as general partner to TTR Overseas Master Fund, L.P. ("TTRMF"), with respect to the shares of Common Stock directly owned by TTRMF;

(ii)
Tontine Asset Associates, LLC, a Delaware limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner to Tontine Capital Overseas Master Fund II, L.P. ("TCOM II"), with respect to the shares of Common Stock directly owned by TCOM II;

(iii)	Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to a separately managed account; and

(iv)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TTRMF, TCOM II and TOA.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

See Item 2(a) above.

CUSIP No. 969203108	13G/A	Page 7 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.05 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

969203108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 969203108	13G/A	Page 8 of 10 Pages

Item 4.	OWNERSHIP.

A.	TTR Management, LLC
	(a)	Amount beneficially owned: 452,779
(b)
Percent of class: 0.93%  The percentages used herein and in the rest of Item 4 are calculated based upon the 48,547,302 shares of Common Stock issued and outstanding as of October 28, 2011, as set forth in the Company's Form 10-Q for the quarterly period ended September 30, 2011 as filed with the SEC on November 8, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 452,779
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 452,779

B.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 1,357,292
	(b)	Percent of class: 2.80%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,357,292
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,357,292

C.	Tontine Overseas Associates, L.L.C.
	(a)	Amount beneficially owned: 792,544
	(b)	Percent of class: 1.63%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 792,544
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 792,544

D.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 2,602,615
	(b)	Percent of class: 5.36%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,602,615
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,602,615

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 969203108	13G/A	Page 9 of 10 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company.  TTRM, the general partner of TTRMF, has the power to direct the affairs of TTRMF, including decisions respecting the disposition of the proceeds from the sale of the shares of the Company.  Mr. Gendell is the managing member of TAA, TTRM and TOA, and in that capacity directs their operations.  TOA's client has the power to direct the receipt of dividends from or the proceeds of sale of such shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 969203108	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 13, 2012

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as
as managing member of
Tontine Asset Associates, LLC,
general partner of
Tontine Capital Overseas Master Fund II, L.P. and as managing member of
TTR Management, LLC,
general partner of
TTR Overseas Master Fund, L.P., and as
managing member of
Tontine Overseas Associates, L.L.C.

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 13, 2012

Tontine Asset Associates, LLC

By:	/s/ Jeffrey L. Gendell
Name: Jeffrey L. Gendell
Title: Authorized Signatory

TTR Management, LLC

By:	/s/ Jeffrey L. Gendell
Name: Jeffrey L. Gendell
Title: Authorized Signatory

Tontine Overseas Associates, L.L.C.

By:	/s/ Jeffrey L. Gendell
Name: Jeffrey L. Gendell
Title: Authorized Signatory

Jeffrey L. Gendell

By:	/s/ Jeffrey L. Gendell
Name: Jeffrey L. Gendell